Exhibit 8.20

                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017


                                (212) 450-4571

                                                               August 12, 1996




Morgan Stanley Group Inc.
1585 Broadway
New York, NY 10036

         Re:  Morgan Stanley Group Inc.
               Equity Linked Notes Due December 31, 1999
               -----------------------------------------

Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $17,375,000 aggregate principal amount Equity Linked Notes Due December 31, 1999 (the "Notes"), which are issued on August 12, 1996. In our opinion, the discussion set forth below is a summary of the material U.S. federal income tax considerations that are generally relevant to holders of the Notes. The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with persons subject to special rules, such as foreign persons, certain financial institutions, insurance companies, dealers in options or securities or purchasers holding Notes as a part of a hedging transaction or straddle or as part of a "synthetic security" or other integrated investments. This summary also does not deal with holders other than initial holders of the Notes who purchase Notes at the Issue Price.

         The Notes will be treated as debt for United States federal income tax purposes. Although Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after August 13, 1996.

         Under existing general United States federal income tax principles, a United States Holder will not be required to include as income any increase in value of a Note attributable to the Supplemental Payment Amount feature before its sale, exchange, or the Determination Date. It is unclear under existing law whether the payment of the Supplemental Payment Amount, if any, will be treated as ordinary or capital in character. We understand that subject to further guidance from the Internal Revenue Service, the Company intends to treat such gain as interest income and to report such amount accordingly. Prospective investors should be urged to consult their tax advisors regarding the character of any such gain.

         United States Holders that have acquired debt instruments that are similar to the Notes and have accounted for such debt instruments in a consistent manner (including under proposed, but subsequently withdrawn, Treasury regulations) may be deemed to have established a method of tax accounting. In such instance, the United States Holder would be required to apply such method of tax accounting to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method.

         Any gain or loss recognized on the sale or exchange of a Note prior to maturity will be treated as capital in character.

         Certain noncorporate United States Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including original issue discount, if any) on, and the proceeds of disposition of, a Note. Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

         The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

         There can be no assurance that the ultimate tax treatment of the Note would not differ significantly from the description herein. Prospective investors should be urged to consult their tax advisors as to the possible consequences of holding the Notes.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement"). Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.


                                 Very truly yours,